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EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

The Board of Directors of
Forest Oil Corporation:

We consent to the use of our report dated February 12, 2003, with respect to the consolidated balance sheets of Forest Oil Corporation as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, incorporated herein by reference. Our report refers to a change in the method of accounting for goodwill and other intangible assets in 2002, and the method of accounting for derivative instruments and hedging activities in 2001.

KPMG LLP

Denver, Colorado
August 25, 2003

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  EXHIBIT 23.1